UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  01-04347

ROGERS CORPORATION
(Exact name of registrant as specified in its charter)

2225 W. Chandler Blvd.
Chandler, Arizona 85224
(480) 917-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Capital Stock, $1.00 par value
Common Stock Purchase Rights
(Title of each class of securities covered by this Form)

Capital Stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Rogers Corporation, a Massachusetts corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ROGERS CORPORATION

Date: January 12, 2018	By:	/s/ Jay B. Knoll
Jay B. Knoll Senior Vice President - Corporate Development, General Counsel and Corporate Secretary